Exhibit (a)(20)

March 2, 2007

Further to the correspondence you received from us on Tuesday regarding the commencement of KLA-Tencor’s tender offer, please click on the following hyperlink http://ktweb.kla-tencor.com/treasury/Stock%20Documents/ex%20(a)(1).pdf to obtain a copy of the Offer to Amend or Replace. We urge you to read the Offer to Amend or Replace very carefully. If you would like a printed copy of the Offer to Amend or Replace, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

Your individualized election form will contain a summary of the each of your options which are eligible for amendment or replacement pursuant to the offer, including each option’s indicated grant date, its actual grant date, the fair market value of our common stock on that date and the number of shares of common stock subject to each eligible option. You may access your individualized election form by logging onto the tender offer website at https://kla.equitybenefits.com. Please log in to the tender offer website using your employee ID and the last four digits of your Social Security Number for entry into the site. If the site does not recognize you, please send an email to 401k.stock@kla-tencor.com with your name and employee ID number.

If you have already tendered your options for amendment or replacement, you should review the new information on your election form to make sure that you still want to keep your election in effect.

If you have any questions, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.